FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Nine months ended December 2010

Nomura Holdings, Inc. (“Nomura”) hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of Nomura and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2010, and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-165049) of Nomura, filed with the SEC on February 24, 2010, as amended by the Post-Effective Amendment No. 1 thereto, filed with the SEC on September 8, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 2, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Financial Summary For the Nine Months Ended December 31, 2010 (US GAAP)

Date:	February 2, 2011
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Kazuhisa Kishimoto
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the nine months ended December 31
	2010		2009
	(Millions of yen, except per share data)
		% Change from December 31, 2009		% Change from December 31, 2008
Total revenue	1,020,468	(1.9%)	1,040,653	100.8%
Net revenue	831,314	(4.8%)	872,922	309.0%
Income before income taxes	55,842	(27.2%)	76,670	—
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	16,762	(66.0%)	49,371	—
Basic-Net income attributable to NHI shareholders per share (Yen)	4.61		16.74
Diluted-Net income attributable to NHI shareholders per share (Yen)	4.59		16.67
Return on shareholders’ equity (annualized)	1.1%		3.6%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At December 31	At March 31
	2010	2010
	(Millions of yen, except per share data)
Total assets	33,300,907	32,230,428
Total equity	2,078,088	2,133,014
Total NHI shareholders’ equity	2,061,486	2,126,929
Total NHI shareholders’ equity as a percentage of total assets	6.2%	6.6%
Total NHI shareholders’ equity per share (Yen)	572.57	579.70

2. Cash dividends

	For the year ended March 31
	2010	2011	2011 (Plan)
	(Yen amounts)
Dividends per share
dividends record dates
At June 30	—	—
At September 30	4.00	4.00
At December 31	—	—
At March 31	4.00		Unconfirmed
For the year	8.00		Unconfirmed

Notes:

1.	Revision of cash dividend forecast during this period : None
2.	Forecasted dividend amount for the period ending March 31 is unconfirmed per the reason stated in “3. Earnings forecasts for the year ending March 31, 2011”.

3. Earnings forecasts for the year ending March 31, 2011

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4. Others     For details, please refer to page 5 “2. Others” of the accompanying materials.

(1) Changes in significant subsidiaries during the period: None

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting principles, procedures and presentations

a)	Changes due to amendments to the accounting standards : Yes
b)	Changes due to other than a) : None

(4) Number of shares issued (common stock)

	At December 31	At March 31
	2010	2010
Number of shares outstanding (including treasury stock)	3,719,133,241	3,719,133,241
Number of treasury stock	118,752,429	50,088,627

	For the nine months ended December 31
	2010	2009
Average number of shares outstanding (year-to-date)	3,635,924,875	2,949,493,521

*Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Report on Form 6-K for the period ended December 31, 2010.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5
(3) Consolidated Earnings Forecasts	P.5

2. Others	P.5

(1) Changes in Significant Subsidiaries	P.5
(2) Simplified and Particular Accounting Treatments	P.5
(3) Changes in Accounting Principles, Procedures and Presentations	P.5

3. Quarterly Consolidated Financial Statements	P.6

(1) Consolidated Balance Sheets	P.7
(2) Consolidated Statements of Operations	P.9
(3) Note with respect to the Assumption as a Going Concern	P.9
(4) Segment Information – Operating Segment	P.10
(5) Significant Changes in Equity	P.11
(6) Consolidated Statements of Operations – Quarterly Comparatives	P.12
(7) Business Segment Information – Quarterly Comparatives	P.13

4. (Reference Information) Unconsolidated Quarterly Financial Statements	P.14

(1) Unconsolidated Balance Sheet	P.14
(2) Unconsolidated Income Statement	P.14

5. Supplementary Information	P.15

(1) Financial Status of a Major Subsidiary	P.15

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

US GAAP

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2010 (A)	December 31, 2009 (B)
Net revenue	831.3	872.9	(4.8)
Non-interest expenses	775.5	796.3	(2.6)

Income (loss) before income taxes	55.8	76.7	(27.2)
Income tax expense	37.6	27.4	37.3

Net income (loss)	18.3	49.3	(63.0)

Less: Net income (loss) attributable to noncontrolling interests	1.5	(0.1)	—

Net income (loss) attributable to NHI shareholders	16.8	49.4	(66.0)

Return on shareholders’ equity* (annualized)	1.1%	3.6%	—

*	Return on shareholders’ equity is ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 831.3 billion yen for the nine months ended December 31, 2010, a decrease of 4.8% from the same period in the prior year. Non-interest expenses decreased by 2.6% from the same period in the prior year to 775.5 billion yen. Income before income taxes was 55.8 billion yen and Net income attributable to NHI shareholders was 16.8 billion yen for the nine months ended December 31, 2010.

Segment Information

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2010 (A)	December 31, 2009 (B)
Net revenue	845.2	868.9	(2.7)
Non-interest expenses	775.5	796.3	(2.6)

Income (loss) before income taxes	69.7	72.7	(4.1)

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the nine months ended December 31, 2010 was 845.2 billion yen, a decrease of 2.7% from the same period in the prior year. Non-interest expenses decreased by 2.6% from the same period in the prior year to 775.5 billion yen. Income before income taxes was 69.7 billion yen for the nine months ended December 31, 2010. Please refer to page 10 for further details of the differences between US GAAP and business segment amounts.

<Business Segment Results>

In April 2010, Nomura realigned its reporting segments in relation to how it operates and manages its business by merging the Global Markets, Investment Banking, and Merchant Banking divisions into the Wholesale division. Nomura now divides its business segments into three divisions of Retail, Asset Management and Wholesale.

Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2010 (A)	December 31, 2009 (B)
Net revenue	296.2	292.8	1.2
Non-interest expenses	212.7	203.4	4.5

Income (loss) before income taxes	83.5	89.4	(6.6)

Net revenue increased by 1.2% from the same period in the prior year to 296.2 billion yen, due primarily to increasing commissions for distribution of investment trusts. Non-interest expenses increased by 4.5% to 212.7 billion yen. As a result, income before income taxes decreased by 6.6% to 83.5 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2010 (A)	December 31, 2009 (B)
Net revenue	58.8	52.4	12.3
Non-interest expenses	41.7	38.7	7.8

Income (loss) before income taxes	17.1	13.7	25.0

Net revenue increased by 12.3% from the same period in the prior year to 58.8 billion yen. Non-interest expenses increased by 7.8% to 41.7 billion yen. As a result, income before income taxes increased by 25.0% to 17.1 billion yen. Assets under management were 24.1 trillion yen at the end of December 2010.

Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2010 (A)	December 31, 2009 (B)
Net revenue	444.2	621.1	(28.5)
Non-interest expenses	466.9	481.2	(3.0)

Income (loss) before income taxes	(22.7)	140.0	—

Net revenue decreased by 28.5% from the same period in the prior year to 444.2 billion yen, due primarily to decrease in net gain on trading. Non-interest expenses decreased by 3.0% to 466.9 billion yen. As a result, loss before income taxes was 22.7 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2010 (A)	December 31, 2009 (B)
Net revenue	46.0	(97.4)	—
Non-interest expenses	54.2	73.0	(25.8)

Income (loss) before income taxes	(8.2)	(170.4)	—

Net revenue was 46.0 billion yen. Loss before income taxes was 8.2 billion yen.

(2)	Consolidated Financial Position

Total assets as of December 31, 2010, were 33.3 trillion yen, an increase of 1.1 trillion yen compared to March 31, 2010, reflecting primarily the increase in Trading assets and Non-trading debt securities. Total liabilities as of December 31, 2010 were 31.2 trillion yen, an increase of 1.1 trillion yen compared to March 31, 2010, mainly due to the increase in Securities sold under agreements to repurchase and Long-term borrowings. Total equity as of December 31, 2010 was 2.1 trillion yen, a decrease of 54.9 billion yen compared to March 31, 2010.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Others

(1)	Changes in Significant Subsidiaries

Not applicable.

(2)	Simplified and Particular Accounting Treatments

Not applicable.

(3)	Changes in Accounting Principles, Procedures and Presentations

Transfers of financial assets and consolidation of variable interest entities—

On April 1, 2010, Nomura adopted amendments to Accounting Standard Codification Topic (“ASC”) 810 “Consolidation” introduced by Accounting Standards Update (“ASU”) 2009-17. The ASU revises the definition of a variable interest entity (“VIE”), when a reporting entity is required to consolidate a VIE and when reassessment of a consolidation decision is required. As a result, the balance of the retained earnings at the beginning of the year has been adjusted.

Also on April 1, 2010, Nomura adopted amendments to ASC 860 “Transfers and Servicing” introduced by ASU 2009-16. The ASU revises the accounting for transfers of financial assets and eliminates the concept of a qualifying special purpose entity (“QSPE”). Entities formerly meeting the definition of a QSPE are now evaluated for consolidation under the revised consolidation guidance provided by ASC 810 as amended by ASU 2009-17.

Net investment hedge—

Effectively from April 1, 2010, Nomura adopted net investment hedging to mitigate foreign exchange risks created by some significant foreign subsidiaries. Accordingly, the net translation adjustment amount recognized in the consolidation processes is reduced by the effective portion of the foreign exchange gains (or losses) on the hedging instruments for net investment in such foreign subsidiaries.

3.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 29, 2010) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 29, 2010) for the year ended March 31, 2010.

In relation to significant changes to accounting principles, procedures and presentations (changes in accordance with amendments to the accounting standards), please refer to section “2. Others, (3) Changes in Accounting Principles, Procedures and Presentations”.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	December 31, 2010	March 31, 2010	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	1,043,487	1,020,647	22,840
Time deposits	420,531	196,909	223,622
Deposits with stock exchanges and other segregated cash	197,953	134,688	63,265

Cash and cash deposits, Total	1,661,971	1,352,244	309,727

Loans and receivables:
Loans receivable	1,228,686	1,310,375	(81,689)
Receivables from customers	19,416	59,141	(39,725)
Receivables from other than customers	749,156	707,623	41,533
Allowance for doubtful accounts	(5,450)	(5,425)	(25)

Loans and receivables, Total	1,991,808	2,071,714	(79,906)

Collateralized agreements:
Securities purchased under agreements to resell	7,191,833	7,073,926	117,907
Securities borrowed	5,556,224	5,393,287	162,937

Collateralized agreements, Total	12,748,057	12,467,213	280,844

Trading assets and private equity investments:
Trading assets*	14,755,611	14,374,028	381,583
Private equity investments	297,405	326,254	(28,849)

Trading assets and private equity investments, Total	15,053,016	14,700,282	352,734

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥299,223 million at December 31, 2010 and ¥273,616 million at March 31, 2010)	382,275	357,194	25,081
Non-trading debt securities*	556,271	308,814	247,457
Investments in equity securities*	94,341	122,948	(28,607)
Investments in and advances to affiliated companies*	247,176	251,273	(4,097)
Other	565,992	598,746	(32,754)

Other assets, Total	1,846,055	1,638,975	207,080

Total assets	33,300,907	32,230,428	1,070,479

*	Including securities pledged as collateral

	Millions of yen
	December 31, 2010	March 31, 2010	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,002,591	1,301,664	(299,073)
Payables and deposits:
Payables to customers	589,706	705,302	(115,596)
Payables to other than customers	315,154	374,522	(59,368)
Deposits received at banks	745,843	448,595	297,248

Payables and deposits, Total	1,650,703	1,528,419	122,284

Collateralized financing:
Securities sold under agreements to repurchase	9,337,387	8,078,020	1,259,367
Securities loaned	1,529,125	1,815,981	(286,856)
Other secured borrowings	1,056,092	1,322,480	(266,388)

Collateralized financing, Total	11,922,604	11,216,481	706,123

Trading liabilities	8,128,267	8,356,806	(228,539)
Other liabilities	466,490	494,983	(28,493)
Long-term borrowings	8,052,164	7,199,061	853,103

Total liabilities	31,222,819	30,097,414	1,125,405

Equity
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 3,719,133,241 shares at December 31, 2010 and 3,719,133,241 shares at March 31, 2010
Outstanding - 3,600,380,812 shares at December 31, 2010 and 3,669,044,614 shares at March 31, 2010	594,493	594,493	—
Additional paid-in capital	642,474	635,828	6,646
Retained earnings	1,071,839	1,074,213	(2,374)
Accumulated other comprehensive income (loss)	(149,213)	(109,132)	(40,081)

Total NHI shareholders’ equity before treasury stock	2,159,593	2,195,402	(35,809)
Common stock held in treasury, at cost -
118,752,429 shares at December 31, 2010 and
50,088,627 shares at March 31, 2010	(98,107)	(68,473)	(29,634)

Total NHI shareholders’ equity	2,061,486	2,126,929	(65,443)

Noncontrolling interests	16,602	6,085	10,517

Total equity	2,078,088	2,133,014	(54,926)

Total liabilities and equity	33,300,907	32,230,428	1,070,479

(2)	Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		% Change
	For the nine months ended
	December 31, 2010 (A)	December 31, 2009 (B)	(A-B)/(B)
Revenue:
Commissions	301,639	298,512	1.0
Fees from investment banking	79,232	89,825	(11.8)
Asset management and portfolio service fees	105,685	98,582	7.2
Net gain on trading	267,840	336,100	(20.3)
Gain (loss) on private equity investments	(4,295)	2,236	—
Interest and dividends	252,597	179,402	40.8
Gain (loss) on investments in equity securities	(13,922)	3,666	—
Other	31,692	32,330	(2.0)

Total revenue	1,020,468	1,040,653	(1.9)
Interest expense	189,154	167,731	12.8

Net revenue	831,314	872,922	(4.8)

Non-interest expenses:
Compensation and benefits	391,912	410,953	(4.6)
Commissions and floor brokerage	69,051	64,671	6.8
Information processing and communications	135,124	128,003	5.6
Occupancy and related depreciation	66,104	65,888	0.3
Business development expenses	21,368	19,180	11.4
Other	91,913	107,557	(14.5)

Non-interest expenses, Total	775,472	796,252	(2.6)

Income before income taxes	55,842	76,670	(27.2)
Income tax expense	37,583	27,374	37.3

Net income	18,259	49,296	(63.0)

Less: Net income (loss) attributable to noncontrolling interests	1,497	(75)	—

Net income attributable to NHI shareholders	16,762	49,371	(66.0)

	Yen		% Change
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	4.61	16.74	(72.5)

Diluted-
Net income attributable to NHI shareholders per share	4.59	16.67	(72.5)

(3)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(4)	Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of operations. Business segment has been divided into three divisions consisting of Retail, Asset Management and Wholesale from this fiscal year.

	Millions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2010 (A)	December 31, 2009 (B)
Net revenue

Business segment information:
Retail	296,194	292,820	1.2
Asset Management	58,819	52,364	12.3
Wholesale	444,188	621,115	(28.5)

Sub Total	799,201	966,299	(17.3)
Other	45,963	(97,393)	—

Net revenue	845,164	868,906	(2.7)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(13,850)	4,016	—

Net revenue	831,314	872,922	(4.8)

Non-interest expenses

Business segment information:
Retail	212,673	203,436	4.5
Asset Management	41,713	38,681	7.8
Wholesale	466,908	481,152	(3.0)

Sub Total	721,294	723,269	(0.3)
Other	54,178	72,983	(25.8)

Non-interest expenses	775,472	796,252	(2.6)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	775,472	796,252	(2.6)

Income (loss) before income taxes

Business segment information:
Retail	83,521	89,384	(6.6)
Asset Management	17,106	13,683	25.0
Wholesale	(22,720)	139,963	—

Sub Total	77,907	243,030	(67.9)
Other*	(8,215)	(170,376)	—

Income (loss) before income taxes	69,692	72,654	(4.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(13,850)	4,016	—

Income (loss) before income taxes	55,842	76,670	(27.2)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2010 (A)	December 31, 2009 (B)
Net gain (loss) related to economic hedging transactions	4,377	623	602.6
Realized gain (loss) on investments in equity securities held for operating purposes	(73)	(350)	—
Equity in earnings of affiliates	3,736	6,180	(39.5)
Corporate items	(12,642)	(55,177)	—
Others	(3,613)	(121,652)	—

Total	(8,215)	(170,376)	—

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(5)	Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the nine months ended
December 31, 2010
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	635,828
Gain on sales of treasury stock	2,580
Issuance and exercise of common stock options	4,066

Balance at end of period	642,474

Retained earnings
Balance at beginning of year	1,074,213
Net income attributable to NHI shareholders	16,762
Cash dividends	(14,402)
Cumulative effect of change in accounting principle (Note)	(4,734)

Balance at end of period	1,071,839

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(74,330)
Net change during the period	(42,158)

Balance at end of period	(116,488)

Defined benefit pension plans
Balance at beginning of year	(34,802)
Pension liability adjustment	2,077

Balance at end of period	(32,725)

Balance at end of period	(149,213)

Common stock held in treasury
Balance at beginning of year	(68,473)
Repurchases of common stock	(37,375)
Sale of common stock	3
Common stock issued to employees	7,738

Balance at end of period	(98,107)

Total NHI shareholders’ equity

Balance at end of period	2,061,486

Noncontrolling interests
Balance at beginning of year	6,085
Net change during the period	10,517

Balance at end of period	16,602

Total equity

Balance at end of period	2,078,088

Note:

In relation to this change in the accounting principle, refer to section “2. Others, (3) Changes in Accounting Principles, Procedures and Presentations”.

(6)	Consolidated Statements of Operations – Quarterly Comparatives (UNAUDITED)

	Millions of yen							% Change	Millions of yen
	For the three months ended
	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010 (A)	December 31, 2010 (B)	(B-A)/(A)	For the year ended March 31, 2010
Revenue:
Commissions	102,024	95,438	101,050	96,571	118,078	83,520	100,041	19.8	395,083
Fees from investment banking	29,729	15,580	44,516	31,429	20,366	24,892	33,974	36.5	121,254
Asset management and portfolio service fees	30,331	34,016	34,235	33,667	34,854	33,712	37,119	10.1	132,249
Net gain on trading	121,132	148,487	66,481	81,324	59,969	102,993	104,878	1.8	417,424
Gain (loss) on private equity investments	(2,139)	2,033	2,342	9,670	(946)	(963)	(2,386)	—	11,906
Interest and dividends	58,427	53,561	67,414	55,908	75,757	69,960	106,880	52.8	235,310
Gain (loss) on investments in equity securities	9,801	(2,308)	(3,827)	2,376	(10,343)	(5,685)	2,106	—	6,042
Other	14,290	8,663	9,377	5,153	16,281	11,989	3,422	(71.5)	37,483

Total revenue	363,595	355,470	321,588	316,098	314,016	320,418	386,034	20.5	1,356,751
Interest expense	65,236	55,445	47,050	38,198	54,192	44,795	90,167	101.3	205,929

Net revenue	298,359	300,025	274,538	277,900	259,824	275,623	295,867	7.3	1,150,822

Non-interest expenses:
Compensation and benefits	138,081	146,633	126,239	115,285	122,087	126,694	143,131	13.0	526,238
Commissions and floor brokerage	20,043	21,706	22,922	21,458	23,681	21,357	24,013	12.4	86,129
Information processing and communications	40,160	43,924	43,919	47,572	44,253	46,662	44,209	(5.3)	175,575
Occupancy and related depreciation	21,992	22,598	21,298	21,918	22,511	23,086	20,507	(11.2)	87,806
Business development expenses	6,256	6,380	6,544	8,153	7,159	6,780	7,429	9.6	27,333
Other	40,406	31,492	35,659	34,937	33,663	29,446	28,804	(2.2)	142,494

	266,938	272,733	256,581	249,323	253,354	254,025	268,093	5.5	1,045,575

Income before income taxes	31,421	27,292	17,957	28,577	6,470	21,598	27,774	28.6	105,247
Income tax expense	20,678	(1,049)	7,745	9,787	3,440	19,660	14,483	(26.3)	37,161

Net income	10,743	28,341	10,212	18,790	3,030	1,938	13,291	585.8	68,086

Less: Net income (loss) attributable to noncontrolling interests	(677)	626	(24)	363	708	887	(98)	—	288

Net income attributable to NHI shareholders	11,420	27,715	10,236	18,427	2,322	1,051	13,389	—	67,798

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	4.37	10.22	2.91	5.02	0.63	0.29	3.72	—	21.68

Diluted-
Net income attributable to NHI shareholders per share	1.81	8.87	2.89	5.00	0.63	0.29	3.70	—	21.59

(7)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of operations. Business segment has been divided into three divisions consisting of Retail, Asset Management and Wholesale from this fiscal year.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2010
	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010 (A)	December 31, 2010 (B)

Net revenue

Business segment information:
Retail	95,380	93,150	104,290	95,452	110,959	87,753	97,482	11.1	388,272
Asset Management	18,650	16,467	17,247	18,001	18,119	19,304	21,396	10.8	70,365
Wholesale	211,720	199,304	210,091	168,416	108,609	163,405	172,174	5.4	789,531

Sub Total	325,750	308,921	331,628	281,869	237,687	270,462	291,052	7.6	1,248,168
Other	(37,139)	(7,056)	(53,198)	(9,360)	32,730	10,133	3,100	(69.4)	(106,753)

Net revenue	288,611	301,865	278,430	272,509	270,417	280,595	294,152	4.8	1,141,415

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,748	(1,840)	(3,892)	5,391	(10,593)	(4,972)	1,715	—	9,407

Net revenue	298,359	300,025	274,538	277,900	259,824	275,623	295,867	7.3	1,150,822

Non-interest expenses

Business segment information:
Retail	67,521	66,796	69,119	71,479	73,216	64,975	74,482	14.6	274,915
Asset Management	13,521	11,994	13,166	13,090	13,220	14,083	14,410	2.3	51,771
Wholesale	158,458	161,110	161,584	133,197	149,755	155,764	161,389	3.6	614,349

Sub Total	239,500	239,900	243,869	217,766	236,191	234,822	250,281	6.6	941,035
Other	27,438	32,833	12,712	31,557	17,163	19,203	17,812	(7.2)	104,540

Non-interest expenses	266,938	272,733	256,581	249,323	253,354	254,025	268,093	5.5	1,045,575

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	266,938	272,733	256,581	249,323	253,354	254,025	268,093	5.5	1,045,575

Income (loss) before income taxes

Business segment information:
Retail	27,859	26,354	35,171	23,973	37,743	22,778	23,000	1.0	113,357
Asset Management	5,129	4,473	4,081	4,911	4,899	5,221	6,986	33.8	18,594
Wholesale	53,262	38,194	48,507	35,219	(41,146)	7,641	10,785	41.1	175,182

Sub Total	86,250	69,021	87,759	64,103	1,496	35,640	40,771	14.4	307,133
Other*	(64,577)	(39,889)	(65,910)	(40,917)	15,567	(9,070)	(14,712)	—	(211,293)

Income (loss) before income taxes	21,673	29,132	21,849	23,186	17,063	26,570	26,059	(1.9)	95,840

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,748	(1,840)	(3,892)	5,391	(10,593)	(4,972)	1,715	—	9,407

Income (loss) before income taxes	31,421	27,292	17,957	28,577	6,470	21,598	27,774	28.6	105,247

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2010
	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010 (A)	December 31, 2010 (B)
Net gain (loss) related to economic hedging transactions	5,350	8,589	(13,316)	2,700	5,228	(6,019)	5,168	—	3,323
Realized gain (loss) on investments in equity securities held for operating purposes	53	(468)	65	(3,015)	250	(713)	390	—	(3,365)
Equity in earnings of affiliates	3,701	602	1,877	1,585	363	1,993	1,380	(30.8)	7,765
Corporate items	(24,896)	(19,588)	(10,693)	(28,114)	(2,486)	5,512	(15,668)	—	(83,291)
Others	(48,785)	(29,024)	(43,843)	(14,073)	12,212	(9,843)	(5,982)	—	(135,725)

Total	(64,577)	(39,889)	(65,910)	(40,917)	15,567	(9,070)	(14,712)	—	(211,293)

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

4.	(Reference Information) Unconsolidated Quarterly Financial Statements

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

(1)	Unconsolidated Balance Sheet [Japanese GAAP]

Nomura Holdings, Inc.

(UNAUDITED)

	Millions of yen
	December 31, 2010	March 31, 2010	Increase/(Decrease)
Assets
Current Assets	2,872,335	2,302,125	570,210
Fixed Assets	2,403,856	2,263,954	139,903

Total Assets	5,276,191	4,566,078	710,113

Liabilities
Current Liabilities	784,262	205,130	579,132
Long-term Liabilities	2,703,104	2,554,642	148,462

Total Liabilities	3,487,366	2,759,771	727,594

Net Assets
Shareholders’ equity	1,700,313	1,751,573	(51,260)
Valuation and translation adjustments	60,241	30,700	29,541
Subscription rights to shares	28,271	24,033	4,237

Total Net Assets	1,788,825	1,806,307	(17,482)

Total Liabilities and Net Assets	5,276,191	4,566,078	710,113

(2)	Unconsolidated Income Statement [Japanese GAAP]

Nomura Holdings, Inc.

(UNAUDITED)

	Millions of yen
	For the nine months ended		% Change (A-B)/(B)
	December 31, 2010 (A)	December 31, 2009 (B)
Operating revenue	157,176	170,402	(7.8)
Operating expenses	155,608	136,504	14.0

Operating income	1,568	33,898	(95.4)

Non-operating income	4,923	2,112	133.1
Non-operating expenses	1,936	6,241	(69.0)

Ordinary income	4,555	29,769	(84.7)

Special profits	982	5,278	(81.4)
Special losses	2,767	20,812	(86.7)

Income before income taxes	2,770	14,235	(80.5)

Income taxes - current	902	12,412	(92.7)
Income taxes - deferred	(3,261)	(10,566)	—

Net income	5,130	12,389	(58.6)

5.	Supplementary Information

(1)	Financial Status of a Major Subsidiary [Japanese GAAP]

Nomura Securities Co., Ltd.

Unconsolidated Balance Sheet

(UNAUDITED)

	Millions of yen
	December 31, 2010	March 31, 2010	Increase/(Decrease)
Assets
Current Assets:	9,964,628	9,268,687	695,940

Trading assets	4,120,587	4,211,858	(91,271)
Loans with securities as collateral	3,743,407	3,288,350	455,057
Other	2,100,634	1,768,480	332,155

Fixed Assets	106,505	89,446	17,059

Total Assets	10,071,132	9,358,133	712,999

Liabilities
Current Liabilities:	8,045,753	7,499,237	546,516

Trading liabilities	2,267,473	2,115,364	152,109
Borrowings with securities as collateral	2,124,892	1,649,225	475,666
Other	3,653,388	3,734,648	(81,259)

Long-term Liabilities	1,154,923	1,030,619	124,304

Statutory Reserves	6,142	6,244	(102)

Total Liabilities	9,206,818	8,536,100	670,718

Shareholder’s equity	862,088	820,090	41,998
Valuation and translation adjustments	2,227	1,943	284

Total Net Assets	864,315	822,033	42,282

Total Liabilities and Net Assets	10,071,132	9,358,133	712,999

Nomura Securities Co., Ltd.

Unconsolidated Income Statement

(UNAUDITED)

	Millions of yen
	For the nine months ended		% Change (A-B)/(B)
	December 31, 2010 (A)	December 31, 2009 (B)
Operating revenue	465,934	528,336	(11.8)

Commissions	292,941	325,265	(9.9)
Net gain on trading	130,586	149,784	(12.8)
Net gain on other inventories	6	5	18.0
Interest and dividend income	42,401	53,282	(20.4)

Interest expenses	43,345	50,362	(13.9)

Net operating revenue	422,588	477,974	(11.6)

Selling, general and administrative expenses	347,852	363,435	(4.3)

Operating income	74,737	114,539	(34.8)

Non-operating income	419	860	(51.2)
Non-operating expenses	753	1,369	(45.0)

Ordinary income	74,403	114,030	(34.8)

Special profits	1,567	947	65.4
Special losses	3,104	286	987.0

Income before income taxes	72,865	114,691	(36.5)

Income taxes - current	6,097	47,824	(87.3)
Income taxes - deferred	24,770	(4,865)	—

Net income	41,998	71,732	(41.5)

Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2011_3q.pdf